

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

March 2, 2017

<u>Via E-mail</u>
Umber Bawa
Chief Executive Officer
Rabble One, LLC
154 Grand Street
New York, NY 10013

   Re: **Rabble One, LLC**
      Amendment No. 2 to
      Draft Offering Statement on Form 1-A
      Submitted February 13, 2017
      CIK No. 0001690021

Dear Mr. Bawa:

  We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 2 and that the Additional Properties have a prior leasing history. Please provide relevant operating data for these properties or tell us why you believe it is not material. See Item 15 of Form S-11.

Rabble One Series A, page II-7

2. We note your response to prior comment 2. Please further explain to us why providing historical financial information in compliance with Rule 8-06 of Regulation S-X for the Additional Properties is impracticable or involves undue hardship.

3. We note your response to prior comment 3 in which you have conveyed to us the use of the proportionate consolidation method to account for the properties in the form of an

undivided interest in real estate. Please provide us with your analysis that shows how you met each of the required conditions under Accounting Standards Codification 970-810-45-1 in order to utilize this accounting treatment.

<u>Century Partners, page II-41</u>

4. We note your response to prior comment 7 and your revised disclosure regarding net operating yield. Please address the following in your next amendment:

   a. Explain to us whether the total cost basis of an asset is equivalent to the equity cost basis in calculating net operating yield or explain the difference; and

   b. Further revise to balance the disclosure with information about any material adverse business developments and the portfolios net income or net loss.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Sobotka, Senior Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Anna T. Pinedo
        Morrison & Foerster LLP